Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046834

SEC Mail Processing
Section

AUG 21 2009

Washington, DC
110

7 August 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Halford

Andrew M Knox
Public Officer

Enc.

dlw 8/27

TOP 20 SHAREHOLDERS

	SHAREHOLDERS	SHARES	PERCENTAGE HELD
1	TODD PETROLEUM MINING COMPANY	163,103,314	23.55
2	UOB KAY HIAN PRIVATE LIMITED	115,446,671	16.67
3	OCTANEX NL	30,264,000	4.37
4	TODD TASMAN OIL LTD	25,920,000	3.74
5	CIMB-GK SECURITIES PTE LTD	13,566,427	1.96
6	OCTANEX NL	13,392,168	1.93
7	ANZ NOMINEES LIMITED	11,328,327	1.64
8	PORTFOLIO SECURITIES PTY LTD	10,000,000	1.44
9	BERNE NO 132 NOMINEES PTY LTD	8,318,397	1.20
10	PETER NEVILLE FINDLAY & RICHARD NORMAN MARTIN	8,017,134	1.16
11	MR COLIN ROBERT MACEWAN& MS BRONWYN BEDER	7,300,000	1.05
12	THE ALBERS COMPANIES INCORPORATED PTY LTD	4,440,745	0.64
13	MR ERNEST GEOFFREY ALBERS	3,611,148	0.52
14	BERNE NO 132 NOMINEES PTY LTD	3,600,000	0.52
15	S C F I PTY LTD	3,600,000	0.52
16	J P MORGAN NOMINEES AUSTRALIA LIMITED	3,415,877	0.49
17	CUSTODIAL SERVICES LIMITED	3,290,531	0.[illegible]8
18	MR NEIL CLIFFORD ABBOTT & GELLERT IVANSON TRUSTEE LTD	3,200,000	0.[illegible]6
19	NATIONAL NOMINEES LIMITED	2,942,887	0.[illegible]2
20	REVIRESCO NOMINEES PTY LTD	2,600,000	0.[illegible]8